RLJ Lodging Trust

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

August 23, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          RLJ Lodging Trust

Registration Statement on Form S-3 (File No. 333-183484)

Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, RLJ Lodging Trust (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-183484) (the “Registration Statement”) filed with the Securities and Exchange Commission on August 22, 2012.  The Registration Statement was incorrectly filed as form type S-3, and should instead have been filed as form type S-3ASR.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001104659-12-059603), be withdrawn, and is re-filing an identical registration statement that will be correctly labeled as an S-3ASR.

The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions regarding our request for withdrawal, please contact David Bonser of Hogan Lovells US LLP at (202) 637-5868.

Sincerely,

RLJ LODGING TRUST

By:	/s/ Leslie D. Hale
Name: Leslie D. Hale
Title: Chief Financial Officer and Treasurer